Filed by Evoqua Water Technologies Corp.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

Talking Points: Employees

What:

•	Evoqua and Xylem announced that we have entered into a definitive agreement under which Xylem will acquire Evoqua in an all-stock transaction.

•	This transaction unites two leaders in water innovation and technology with a shared purpose of addressing the world’s greatest water challenges.

•

The combined company will be uniquely positioned to help meet the water sector’s mission-critical needs with the industry’s top talent, advanced technologies, integrated services, deep application expertise, and global scale.

Who:

•	Xylem is a Fortune 500 global water technology provider with a mission to help their customers solve water through the power of technology and expertise.

When:

•	The transaction is anticipated to close mid-year, pending customary closing conditions, including receipt of regulatory approvals.

•	A dedicated integration team will be announced in the coming days.

•	In the meantime, continue taking care of our customers, driving, and delivering upon this year’s objectives is priority #1.

•	Regular and ongoing communications will be shared leading up to and following the transaction’s closing.

•	We know you have a lot of questions. We encourage you to ask them (send to XXX@evoqua.com or speak to your manager), and we will work to respond in the days ahead.

•	FAQs are available on Evoqua’s SharePoint homepage. We will add to these resources as more information becomes available.

•	Your leader/manager will meet with you/your/team over the coming days; however, in the meantime, if you have any questions, reach out to your manager or HR partner.

•	Talking points for customers and suppliers are available on the SharePoint page, and we ask that you stick to the key messages provided.

•	All media inquiries should be directed to Sarah Brown, Communications, and all investor/shareholder questions should be directed to Dan Brailer, Investor Relations.

Where:

•	Xylem is a Fortune 500 global water company founded in 2011 with a mission to help their customers solve water through the power of technology and expertise.

•	Headquartered in Washington, DC, they have over 17,500 employees in over 350 global locations.

Why:

•

Evoqua’s solutions and services complement Xylem’s portfolio and will provide them with access to additional markets in the water sector and service offerings that enable growth in recurring revenue streams.

•

Together, Xylem and Evoqua will create a sector-leading industrial and utility water platform, delivering best-in-class expertise across the water cycle, minimizing complexity, and de-risking water management for customers at an affordable cost.

•

Our businesses are complementary and stronger together, uniquely positioned to help meet the water sector’s mission-critical needs with advanced technologies, integrated services, deep application expertise, and global scale.

Other Important Notes:

•

We will not be taking questions in today’s Town Hall. At this point, there is not much more we can disclose. However, we are committed to regular communication with you all following up to the transactions close.

•	I encourage you to discuss this with your leader/manager. Leaders will also be scheduling functional meetings over the next day or two.

•	We will also look to host another Town Hall on Wednesday, and we plan to address questions at that time.

•	**Be positive and encouraging about the deal

At this point I will pass it to various ELT members to make comments. Then I will close – safety, continuity, focus on the year ahead, and a thank you to all for the impact we have on the market and support of our customers.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem Inc.’s (“Xylem”) and Evoqua Water Technologies Corp.’s (“Evoqua”) experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this document are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, Xylem intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. Each of Xylem and Evoqua also plan to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Xylem and stockholders of Evoqua. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Xylem and Evoqua, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on March 29, 2022, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 25, 2022. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.